OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

June 1, 2021
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mark Wojciechowski
Staff Accountant
Office of Energy & Transportation
Lily Dang
Office of Energy & Transportation

RE:    OGE Energy Corp.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed February 25, 2021
File No. 001-12579

Ladies and Gentlemen:

Reference is made to the letter, dated May 20, 2021, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above referenced filing (the "Staff Comment Letter"). This letter is submitted on behalf of OGE Energy Corp. ("OGE Energy") in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff's comment in bold face type in this letter, and our response follows immediately.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 53

1.We note that you present non-GAAP measures for OG&E and Enable using labels that are generally associated with GAAP measures, and identify revenue as the most comparable GAAP measure in your reconciliations. For example, in the table of OG&E operating statistics on page 55, you identify a measure as gross margin, although on page 53 you define this measure as operating revenues less cost of sales, and explain that cost of sales is limited to fuel, purchased power and certain transmission expenses. You further clarify by stating that gross margin is considered to be a non-GAAP financial measure "because it excludes depreciation and amortization and other operation and maintenance expenses."

We believe that you will need to revise your filing to distinguish the non-GAAP gross margin measures that you have presented from those that would be calculated in accordance with GAAP. Specifically, you should (i) recalculate gross margin to reflect all costs of sales as would be reported in accordance with GAAP, (ii) choose an alternate label for your non-GAAP measures, and (iii) provide a reconciliation between gross margin in accordance with GAAP and your non-GAAP measures. Please refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(A) and (B) of Regulation S-K, if you require further clarification or guidance.

Response #1:

We acknowledge the Staff's comment and, in order to distinguish this non-GAAP measure from measures that are calculated in accordance with GAAP, in future filings, OGE Energy will update the label from "gross margin" to "utility margin." As indicated in its Form 10-K for the year ended December 31, 2020, OGE Energy utilizes this margin measure because expenses for fuel and purchased power are generally recovered through fuel adjustment clauses and, as a result, changes in these expenses are offset in operating revenues and typically have little to no impact on operating income. We continue to believe that operating revenues is the most directly comparable GAAP financial measure to "utility margin," but, in light of the Staff's comment, in future filings, we will present a reconciliation between "utility margin" and the GAAP measure of operating income. OGE Energy proposes to include the following disclosure in its future filings (updated to reflect the relevant periods) within the "Non-GAAP Financial Measures - OG&E" section on page 53.

"Utility margin is defined by OG&E as Operating Revenues less Fuel, Purchased Power and Direct Transmission Expense. Fuel, Purchased Power and Direct Transmission Expense, as reflected on the income statement, includes fuel used in electric generation, purchased power and certain transmission expenses. Utility margin is a non-GAAP financial measure because it excludes operating expenses such as depreciation and amortization. Expenses for fuel, purchased power and direct transmission are recovered through fuel adjustment clauses or other regulatory mechanisms, and as a result, changes in these expenses are offset in operating revenues with no impact on operating income. OG&E believes utility margin provides a more meaningful basis for evaluating its operations across periods than operating revenues because utility margin excludes the revenue effect of fluctuations in these expenses. Utility margin is used internally to measure performance against budget and in reports for management and the Board of Directors. OG&E's definition of utility margin may be different from similar terms used by other companies. Further, utility margin is not intended to replace operating income as determined in accordance with GAAP as an indicator of operating performance. The below table presents a reconciliation of utility margin to operating income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP, for the years ended December 31, 2020 and 2019."

	Year Ended December 31,
(In millions)	2020	2019
Operating income	$524.8	$507.7
Operating revenues	$2,122.3	$2,231.6
Fuel, purchased power and direct transmission expense	(644.6)	(786.9)
Utility margin	1,477.7	1,444.7
Other operation and maintenance	(464.4)	(492.5)
Depreciation and amortization	(391.3)	(355.0)
Taxes other than income	(97.2)	(89.5)
Operating income	$524.8	$507.7

Further, in future filings, OGE Energy will make corresponding updates to reflect "utility margin" within the document.

For the same reasons as discussed above related to OG&E, OGE Energy will update the label to "Enable margin" from "gross margin" and present a reconciliation between "Enable margin" and the GAAP measure of operating income. OGE Energy proposes to include the following disclosure in its future filings (updated to reflect the relevant periods) within the "Non-GAAP Financial Measures – Enable" section on page 54.

"Enable margin is defined as total revenues minus costs of natural gas and NGLs, excluding depreciation and amortization. Total revenues consist of the fees that Enable charges its customers and the sales price of natural gas, NGLs, crude oil and condensate that Enable sells. The cost of natural gas and NGLs consists of the purchase price of natural gas and NGLs that Enable purchases. Enable deducts the cost of natural gas and NGLs from total revenues to arrive at a measure of the core profitability of their mix of fee-based and commodity-based customer arrangements. Enable margin allows for meaningful comparison of the operating results between Enable's fee-based revenues and Enable's commodity-based contracts which involve the purchase or sale of natural gas, NGLs and/or crude oil. In addition, OGE Energy believes Enable margin allows for a meaningful comparison of the results of Enable's commodity-based activities across different commodity price environments because it measures the spread between the product sales price and cost of products sold. The Enable margin definition used by OGE Energy may be different from similar terms used by other companies. Further, Enable margin is not intended to replace operating income as determined in accordance with GAAP as an indicator of operating performance. The below table presents a reconciliation of Enable margin to operating income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP, for the years ended December 31, 2020 and 2019."

	Year Ended December 31,
(In millions)	2020	2019
Operating income	$465	$569
Total revenues	$2,463	$2,960
Cost of natural gas and NGLs (excluding depreciation and amortization shown separately)	(965)	(1,279)
Enable margin	1,498	1,681
Operation and maintenance	(418)	(423)
General and administrative	(98)	(103)
Depreciation and amortization	(420)	(433)
Impairments of property, plant and equipment and goodwill	(28)	(86)
Taxes other than income tax	(69)	(67)
Operating income	$465	$569

Further, in future filings, OGE Energy will make corresponding updates to reflect "Enable margin" within the document and proposes to include the following language as a footnote to tables that present Enable margin: Enable margin is a non-GAAP measure and is defined and reconciled to its most directly comparable financial measure as calculated and presented within "Non-GAAP Financial Measures - Enable."

OGE Energy Consolidated Statements of Income, page 73

2.We understand from your non-GAAP disclosures on page 53 that you are presenting incomplete cost of sales measures on the face of the Statements of Income on page 73, among the segment disclosures on pages 128 and 129, and as the reconciling items in your disclosures on pages 54 and 55. If you utilize costs of sales as the description of the amounts presented on the line, you should identify the excluded amounts, i.e. all amounts that would be attributed to cost of sales under GAAP, consistent with the guidance in SAB Topic 11:B. This comment also applies to the Oklahoma Gas and Electric Company Statements of Income presented on page 80. Please revise accordingly.

Response #2:

In our Form 10-K for the year ended December 31, 2020 and in other previous filings, we have indicated "cost of sales," as reflected on the income statement, includes fuel, purchased power and certain transmission expenses. In light of the Staff's comment, however, and to provide further clarity in future filings, OGE Energy will update the description from "cost of sales" to "fuel, purchased power and direct transmission expense" on the Statements of Income on page 73, among the segment disclosures on pages 128 and 129, as a reconciling item in the disclosure on page 54 and for all relevant discussion that previously included "cost of sales" within the document. Further, OGE Energy will remove the "reconciliation of gross margin to revenue" on page 55, as the reconciliation between utility margin and operating income will be included on page 53, as indicated in Response #1 above. Oklahoma Gas and Electric Company will also update the description to "fuel, purchased power and direct transmission expense" on the Statements of Income on page 80.

If you have any questions regarding this response, please contact the undersigned at 405-553-3412.

Very truly yours,

/s/ Sarah R. Stafford
Sarah R. Stafford
Controller and Chief Accounting Officer